Computershare

IAMGOLD CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 14, 2012

FINAL SCRUTINEERS' REPORT

34	SHAREHOLDERS IN PERSON, REPRESENTING	211,884 SHARES
204	SHAREHOLDERS BY PROXY, REPRESENTING	286,929,868 SHARES
238	TOTAL SHAREHOLDERS, HOLDING	287,141,752 SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 376,063,280

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 76.35 %

FLORENCE SMITH
SCRUTINEER

RANDY WILLISTON
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

IAMGOLD CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 14, 2012

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect John E. Caldwell as Director	265,882,321	0	828,094	420	20,219,033	99.69%	0.00%	0.31%
Elect Donald K. Charter as Director	214,556,814	0	52,153,601	420	20,219,033	80.45%	0.00%	19.55%
Elect W. Robert Dengler as Director	264,737,131	0	1,973,284	420	20,219,033	99.26%	0.00%	0.74%
Elect Guy G. Dufresne as Director	266,077,409	0	633,006	420	20,219,033	99.76%	0.00%	0.24%
Elect Richard J. Hall as Director	261,367,009	0	5,343,406	420	20,219,033	98.00%	0.00%	2.00%
Elect Stephen J. J. Letwin as Director	265,144,501	0	1,565,913	420	20,219,034	99.41%	0.00%	0.59%
Elect Mahendra Naik as Director	263,869,309	0	2,841,106	420	20,219,033	98.93%	0.00%	1.07%
Elect William D. Pugliese as Director	261,526,209	0	5,184,206	420	20,219,033	98.06%	0.00%	1.94%
Elect John T. Shaw as Director	265,879,328	0	831,087	420	20,219,033	99.69%	0.00%	0.31%
Elect Timothy R. Snider as Director	265,293,238	0	1,417,177	420	20,219,033	99.47%	0.00%	0.53%
Appointment of Auditors	285,254,465	0	1,675,403	0	0	99.42%	0.00%	0.58%
Advisory Vote on Executive Compensation	260,823,629	5,887,204	0	0	20,219,035	97.79%	2.21%	0.00%
Amendment to Share Incentive Plan	250,940,741	15,769,513	0	0	20,219,614	94.09%	5.91%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	204
TOTAL SHARES ISSUED & OUTSTANDING:	376,063,280
TOTAL SHARES VOTED:	286,929,868
TOTAL % OF SHARES VOTED:	76.30%

FLORENCE SMITH
SCRUTINEER

RANDY WILLISTON
SCRUTINEER